15027515

SECUR[illegible] ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2014 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSAM SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 DOUGLAS AVE
(No. and Street)

ALTAMONTE SPRINGS (City) FL (State) 32714 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BARRY M. SMITH (407) 869-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREEN &COMPANY, CPAS
(Name – *if individual, state last, first, middle name*)

10320 N 56TH ST (Address) TEMPLE TERRACE (City) FL (State) 33617 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BARRY M. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSAM SECURITIES, INC., as of JUNE 30, 20 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

CONNIE J. PEACOCK
Commission # EE 124713
Expires August 28, 2015
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSAM SECURITIES, INC.

CONTENTS

Green & Company, CPAs
A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of TransAm Securities, Inc.

We have audited the accompanying financial statements of TransAm Securities, Inc. (a Florida company), which comprise the statement of financial condition as of June 30, 2015, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. TransAm Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of TransAm Securities, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of TransAm Securities, Inc.'s financial statements. The supplemental information is the responsibility of TransAm Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Green & Company, CPAs

Temple Terrace, FL
August 7, 2015

10320 N 56th Street, Suite 330 Temple Terrace, FL 33617 813.606.4388

TRANSAM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2015

ASSETS		
Cash and cash equivalents	$	84,003
Commissions receivable		9,661
Other assets		4,669
Total assets	**$**	**98,333**
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable	$	33,631
Commissions payable		19,048
Total liabilities		52,679
SHAREHOLDER'S EQUITY:		
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		35,000
Retained Earnings		10,644
Total shareholder's equity		45,654
Total liabilities and shareholder's equity	**$**	**98,333**

See accompanying notes to financial statements

TRANSAM SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2015

REVENUE:	
Commissions and fees	$ 1,178,083
Other income	(575)
Total revenue	1,177,508
EXPENSES:	
Commissions and salaries	849,058
Professional fees	20,176
General and administrative expenses	223,221
Regulatory fees	15,961
Total expenses	1,108,416
INCOME BEFORE INCOME TAX PROVISION	69,092
Income tax provision	5,265
NET INCOME	**$ 63,827**

See accompanying notes to financial statements

TRANSAM SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2015

	Common stock Shares	Common stock Amount	Additional paid-in capital	Retained earnings	Total
BALANCES, June 30, 2014	1,000	$ 10	$ 35,000	$ (3,183)	$ 31,827
Capital Contributions/dividends		$ -	$ -	$ (50,000)	$ (50,000)
Net income	-	-	-	63,827	63,827
BALANCES, June 30, 2015	**1,000**	**$ 10**	**$ 35,000**	**$ 10,644**	**$ 45,654**

See accompanying notes to financial statements

TRANSAM SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 63,827
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable	(5,654)
Decrease in other assets	11,674
Increase in accounts payable	20,237
Increase in commissions payable	11,614
Net cash flows provided by operating activities	101,698
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	-
Increase in other assets	-
Net cash flows used in investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Shareholder distributions	(50,000)
NET INCREASE IN CASH	51,698
CASH, at beginning of the year	32,304
CASH, at end of the year	**$ 84,002**
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ -
Cash paid for taxes	$ -

See accompanying notes to financial statements

TRANSAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

For the year ended 6/30/15

NOTE 1- NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Organization

TransAm Securities, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated under the laws of the state of Florida on November 21, 1986 as a securities broker-dealer.

The Company's primary activities include the sale of mutual funds, variable annuities, and limited partnership interests sponsored by unrelated third parties ("Product Sponsor(s)").

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Commissions Receivable

Commissions receivable are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. In the opinion of management, no such allowance is deemed necessary at June 30, 2015.

Revenue Recognition

The revenues of the Company are derived primarily from commissions earned on securities transactions. Revenue is recognized on a trade date basis.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

TRANSAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1- NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Computation of Customer Reserve

The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

Income Taxes

In accordance with FASB ASC (Financial Accounting Standards Board Accounting Standards Codification) No. 740, *Income Taxes,* the Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax asset has not been recorded as of June 30, 2015, as it has been deemed immaterial to the financial statements as a whole.

Uncertain Tax Positions

The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not include, nor is there any interest accrued related to unrecognized tax benefits in interest expense or penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on July 1, 2011, for all major tax jurisdictions.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company does not own office equipment or employ office administrative support personnel. Certified Financial Group, Inc. ("CFG") provides office space, marketing support equipment, and office administrative support personnel. CFG is owned by a family member of the Company's shareholder. On August 11, 2005, the Company entered into a management

agreement with CFG to provide these services. The agreement shall continue in effect until terminated by either party. Expenses charged by CFG to the Company, included in marketing, management, and administrative expenses in the accompanying statement of operations for the year ended June 30, 2015 totaled $213,430. Consequently, operating results and financial position may be different than if the entities were autonomous.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At June 30, 2015, the Company had excess net capital of $34,322 and a ratio of aggregate indebtedness to net capital of 1.34 to 1.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of general creditors at June 30, 2015.

NOTE 5 - CONCENTRATIONS

Commission income of approximately $1,178,083 or 52% of total commission income was generated from four registered representatives during the year ended June 30, 2015.

NOTE 6 – INCOME TAXES

The Company has recorded a liability of $3,000 for the year ended June 30, 2015, for estimated Federal and State Income Taxes payable. This $3,000 represents the estimated amount payable after factoring in prepaid taxes of $2,265 and net operating loss carry forward of $40,770. In addition, the company has recognized Federal and State Income Tax expense in the amount of $5,485 for the year ended June 30, 2015.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were issued. The financial statements were approved for issue by management on August 7, 2015.

SUPPLEMENTARY INFORMATION

TRANSAM SECURITIES, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2015

CREDIT:		
Member's equity	$	45,654
DEBITS:		
Nonallowable assets:		
Other assets		4,669
Commissions and other receivables over 30 days old		1,632
Furniture and fixtures, net		-
Total debits		6,301
NET CAPITAL		39,353
Haircut on Securities		31
Minimum requirements of 6 2/3% of aggregate indebtedness of $9,933 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**34,322**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	33,631
Commissions payable		19,048
Total aggregate indebtedness	**$**	**52,679**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.34 to 1**

NOTE: There are no material differences between the above computation of net capital with that included in the Company's corresponing unaudited Form X-17A-5 Part II filing at June 30, 2015.

Green & Company, CPAs
A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of TransAm Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) TransAm Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which TransAm Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i): (the "exemption provisions") and (2) TransAm Securities, Inc. stated that TransAm Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. TransAm Securities, Inc.'s' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TransAm Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements.

Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Green & Company, CPAs

Temple Terrace, FL
August 7, 2015

10320 N 56th Street, Suite 330 *Temple Terrace, FL 33617* *813.606.4388*

TransAm Securities, Inc.

1111 Douglas Avenue • Altamonte Springs, Florida 32714-2033
407.869.5608 • Fax: 407.869.9700

EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of TransAm Securities, Inc. (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the fiscal year ended June 30, 2015. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Applies to broker-dealers who do not carry customer margin accounts and who promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer. Broker-dealers claiming this exemption may not hold funds or securities fork, or owe money or securities to customers.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Barry M. Smith, President

Green & Company, CPAs

A PCAOB Registered Accounting Firm

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
TransAm Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by TransAm Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. SIPC, solely to assist you and the other specified parties in evaluating TransAm Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. TransAm Securities, Inc.'s management is responsible for TransAm Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the company's general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers summarizing revenues and commissions earned, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of detailed revenues, commissions received, and commissions paid supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Green & Company, CPAs

Temple Terrace, FL
August 7, 2015

10320 N 56th Street, Suite 330 Temple Terrace, FL 33617 813.606.4388

TRANSAM SECURITIES, INC.

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
YEAR ENDED JUNE 30, 2015

General assessment per Form SIPC-7	$ 468
Less payments made with Form SIPC-6	382
Amount paid with Form SIPC-7	**$ 86**

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 6/30/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037065 FINRA JUN
TRANSAM SECURITIES INC
1111 DOUGLAS AVE
ALTAMONTE SPRINGS FL 32714-2033

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $467.97

B. Less payment made with SIPC-6 filed (exclude interest) (382.45)

1/22/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 85.52

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 85.52 pd 7/23/15 J#12562

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TranSam Securities, Inc.
(Name of Corporation, Partnership or other organization)

Barry M. Smith
(Authorized Signature)

President
(Title)

Dated the 24 day of July, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2014 and ending 6/30/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,177,507
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	859,178
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	131,139
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	990,317
2d. SIPC Net Operating Revenues	$ 187,190
2e. General Assessment @ .0025	$ 467.97

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